Dimensional

July 17, 2012

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Howie Hallock

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Mr. Hallock:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 147/148 to the Registration Statement of the Registrant (the “Amendment”) relating to the Global Fixed Income (GBP Hedge) Portfolio, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 3, 2012, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s responses to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment.  On the front cover of the prospectus, please include the ticker symbol for the Portfolio.

Response.  The Portfolio has not included a ticker symbol on the front cover of the prospectus because the Portfolio does not have a ticker symbol at this time.

2.           Comment.  On the front cover of the prospectus, please remove the phrase “do not charge a sales commission or ‘load.’”

Response.  The instruction to Item 1 of Form N-1A states that “a Fund may include on the front cover page . . . any additional information, subject to the requirement set out in General Instruction C.3(b).”  General Instruction C.3(b) states that a Fund may include, except in response to Items 2 through 8, information that is not otherwise required so long as the information is not incomplete, inaccurate, or misleading and does not, because of the nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.  The Registrant believes that the phrase “do not charge a sales commission or ‘load’” on the front cover does not obscure or impede the understanding of the information that is required to be included.

U.S. Securities and Exchange Commission
July 17, 2012

3.           Comment.  The investment objective for the Portfolio states that it seeks to achieve long-term capital appreciation.  The Portfolio invests in Underlying Funds that invest in fixed income securities.  Isn’t an investment objective of seeking income more appropriate?

Response.  The Registrant believes that the investment objective as disclosed for the Portfolio is appropriate as seeking income is not a primary goal of the Portfolio.

4.           Comment.  The third footnote to the fee table describing the Fee Waiver and Expense Assumption Agreement is confusing because it references classes but the Portfolio only has one.  Revise the footnote to make it less confusing.

Response.  The Registrant believes that the footnote as written is appropriate as it tracks the language in the Fee Waiver and Expense Assumption Agreement and will prevent investor confusion if the Portfolio adds classes in the future.

5.           Comment.  In the “Fund of Funds Risk” there is a reference to asset classes that may be confusing to investors.  Please remove those references.

Response.  The requested change has been made.

6.           Comment.  Should the sub-advisors to the Portfolio be listed in the summary section of the prospectus?

Response.  The Registrant does not believe that the inclusion of the sub-advisors in the summary section is appropriate.

7.           Comment.  For each portfolio manager, please refer to his service as portfolio manager of the Portfolio as since inception.

Response.  The requested change has been made.

8.           Comment.  In the first paragraph under “Additional Information on Investment Objectives and Policies,” please rewrite the first paragraph to refer to DFA Investment Dimensions Group Inc. rather than the “investment company.”

Response.  The requested change has been made.

9.           Comment.  Under “Additional Information on Investment Objectives and Policies,” please include a description on how the Advisor makes decisions as to how to allocate among the Underlying Funds.

Response.  The requested change has been made.

U.S. Securities and Exchange Commission
July 17, 2012

10.           Comment.  The short form “Portfolio” is used throughout the prospectus, please identify this as a defined term.

Response.  The requested change has been made.

11.           Comment.  The Portfolio invests in several Underlying Funds that may concentrate in the banking industry.  Please confirm that the Portfolio will not be concentrated in the banking industry through its investments in the Underlying Funds.

Response.  The Portfolio will not be concentrated in the banking industry through its investments in the Underlying Funds.

12.           Comment.  Does the Portfolio expect to have a high turnover rate?  If it does expect to have a high turnover rate, please disclose.

Response.  The Portfolio does not expect to have a high portfolio turnover rate.

13.           Comment.  In the last sentence under the heading “Securities Loans,” please reference the “Portfolio or Underlying Fund” instead of DFA Investment Dimensions Group Inc.

Response.  The requested change has been made.

14.           Comment.  Please consider changing the heading “Management of the Fund” to “Management of the Portfolio.”

Response.  The Registrant believes that the heading to this section is appropriate and desires to keep the headings consistent across the fund complex.

15.           Comment.  Please confirm that the Portfolio will not be investing in emerging markets.

Response.  The Portfolio does not intend to invest in issuers in emerging markets at this time.

16.           Comment.  Please revise the eighth paragraph under “Management of the Fund” to make the paragraph more clear with respect to the Portfolio.

Response.  The requested change has been made.

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may

U.S. Securities and Exchange Commission
July 17, 2012

not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Carolyn L. O
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.